The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated February 27, 2007

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 223 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated , 2007
Rule 424(b)(2)

$

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Currency-Linked Capital-Protected Notes due March 16, 2009 Based on the Performance of the European Union Euro/Japanese Yen Exchange Rate
Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes will pay at maturity the principal amount of $1,000 plus a supplemental redemption amount, if any, based on whether the Japanese yen strengthens relative to the European Union euro, as determined at maturity. In no event will the payment at maturity be less than the principal amount of $1,000.
After the pricing of the notes, we may increase the aggregate principal amount of the notes prior to the original issue date but are not required to do so.
The principal amount and issue price of each note is $1,000.
We will not pay interest on the notes.
At maturity, you will receive, for each $1,000 principal amount of notes, the principal amount plus a supplemental redemption amount, if any, based on the performance of the Japanese yen relative to the European Union euro. The supplemental redemption amount will equal $1,000 times (x) the exchange rate performance times (y) the participation rate, which is expected to be 75% to 85%; provided that the supplemental redemption amount will not be less than zero. The participation rate will be determined on the day we price the notes for initial sale to the public.
The exchange rate performance, which may be positive or negative, will equal (i) the initial exchange rate less the final exchange rate divided by (ii) the initial exchange rate.
➢	The initial exchange rate will equal the European Union euro/Japanese yen exchange rate on the day we price the notes for initial sale to the public.
➢	The final exchange rate will equal the European Union euro/Japanese yen exchange rate on March 5, 2009, which we refer to as the valuation date.
If the exchange rate performance is less than or equal to zero, no supplemental redemption amount will be paid, and you will receive only the principal amount of $1,000 per note at maturity.
Investing in the notes is not equivalent to investing in the Japanese yen or the European Union euro.
The notes will not be listed on any securities exchange.
The CUSIP number for the notes is 617446F61.
You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes involve risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100%

	Price to Public	Agent’s Commissions(1)	Proceeds to Company

Per note	100%	2%	98%
Total	$	$	$
(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes in certain jurisdictions outside the United States, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the notes we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The notes offered are medium-term debt securities of Morgan Stanley. The return on the notes is linked to the performance of the Japanese yen relative to the European Union euro. These notes combine features of a debt investment and a foreign currency option by offering at maturity 100% principal protection of the issue price with the opportunity to participate in the appreciation, if any, of the Japanese yen relative to the European Union euro. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the percentage appreciation, if any, of the value of the Japanese yen relative to the European Union euro.

Each note costs $1,000

We, Morgan Stanley, are offering you Currency-Linked Capital-Protected Notes due March 16, 2009, Based on the Performance of the European Union Euro/Japanese Yen Exchange Rate, which we refer to as the notes. The principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Payment at maturity	Unlike ordinary debt securities, the notes do not pay interest. Instead, at maturity, for each note that you hold, you will receive the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the performance of the Japanese yen relative to the European Union euro, as described below.

100% Principal Protection

At maturity, we will pay you at least $1,000 plus the supplemental redemption amount, if any.

Payment at Maturity

The payment at maturity will be calculated as follows:

Payment at maturity = $1,000 + supplemental redemption amount

Beginning on PS-6, we have provided examples of hypothetical payouts on the notes.

The Supplemental Redemption Amount is Linked to the Performance of the Japanese Yen Relative to the European Union Euro

The supplemental redemption amount will equal (i) $1,000 times (ii) the exchange rate performance times (iii) the participation rate, which is expected to be 75% to 85%; provided that the supplemental redemption amount will not be less than zero. The participation rate will be determined on the day we price the notes for initial sale to the public. The supplemental redemption amount will be calculated as follows:

supplemental redemption	=	$1,000	x	exchange rate performance	x	participation rate

where:

initial exchange rate – final exchange rate
	exchange rate performance	=
initial exchange rate

	valuation date	=	March 5, 2009

If the exchange rate performance is equal to or less than zero, the supplemental redemption amount will be zero. In that case, you will receive at maturity the principal amount of $1,000 for each note that you hold and will not receive any supplemental redemption amount.

You can review the table of historical high, low and quarter-end daily European Union euro/Japanese yen exchange rate (expressed as the number of units of Japanese yen per one European Union euro) for each calendar quarter in the period from January 1, 2002 through February 21, 2007, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information.” You should review the section of this pricing supplement called “Risk Factors” on page PS-8. You cannot predict the future performance of the Japanese yen relative to the European Union euro based on its historical performance.

Currency exchange rates	Exchange rates reflect the amount of one currency that can be exchanged for another currency. In this pricing supplement the exchange rate is expressed as the number of Japanese yen per European Union euro. A decrease in the exchange rate means that the Japanese yen has appreciated/strengthened relative to the European Union euro and an increase in the exchange rate means that the Japanese yen has depreciated/weakened relative to the European Union euro.

You may revoke your offer to purchase the notes prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

MSCS will be the calculation agent	We have appointed our affiliate, Morgan Stanley Capital Services, Inc., which we refer to as MSCS, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor to JPMorgan Chase Bank, N.A.), the trustee for our senior notes. As calculation agent, MSCS will determine the initial exchange rate, the final exchange rate and the exchange rate performance, and will calculate the supplemental redemption amount, if any, you will receive at maturity.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes	The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as set forth in this pricing supplement) of the notes even though no stated interest will be paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement. The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes

The notes are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Currency-Linked Notes” and in the section of the prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities”.

Because this is a summary, it does not contain all the information that may be important to you. For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement. You should also read about some of the risks involved in investing in notes in the section called “Risk Factors.” The tax treatment of investments in currency-linked notes such as these differs from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE NOTES

     At maturity, for each $1,000 principal amount of notes that you hold, you will receive the principal amount of $1,000 plus a supplemental redemption amount equal to:

     (i) if the exchange rate performance is less than, or equal to, zero, $0; or

     (ii) if the exchange rate performance is greater than zero, $1,000 times (x) the exchange rate performance times (y) the participation rate, which is expected to be 75% to 85% and which will be determined on the day we price the notes for initial sale to the public.

     The amount payable to you at maturity will always be at least 100% of the principal amount and you will receive a supplemental redemption amount if the exchange rate performance is greater than zero. If the exchange rate performance is equal to, or less than, zero, your principal investment is protected and you will receive 100% of your $1,000 principal amount at maturity, but no supplemental redemption amount.

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example 1:

The Japanese yen has appreciated relative to the European Union euro and the exchange rate performance is positive.

Hypothetical participation rate:	80%
Hypothetical initial exchange rate:	158.90
Hypothetical final exchange rate:	143.01

     The exchange rate performance will equal:

Exchange rate performance	=	initial exchange rate – final exchange rate

initial exchange rate

     Using the above hypothetical initial and final exchange rates, the exchange rate performance is calculated as follows:

Exchange rate performance	=	158.90 – 143.01	=	0.10 or 10%

158.90

     In this example, the Japanese yen has strengthened 10% relative to the European Union euro.

     The supplemental redemption amount will equal:

Supplemental redemption amount = $1,000 x (exchange rate performance x participation rate)

     So, using the hypothetical example above,

Supplemental redemption amount = $1,000 x 10% x 80% = $80

     Therefore, in this example, the total payment at maturity per note will equal $1,080, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $80.

Example 2:

The Japanese yen has depreciated (or not appreciated) relative to the European Union euro and the exchange rate performance is negative.

Hypothetical participation rate:	80%
Hypothetical initial exchange rate:	158.90
Hypothetical final exchange rate:	174.79

Exchange rate performance	=	158.90 – 174.79	=	-0.10 or -10%

158.90

Therefore,

Supplemental redemption amount per note	=	the greater of

		(a) $0; and

		(b) $1,000 x –10% (less than zero) x 80%

	=	$0

     In this example, the Japanese yen has weakened by approximately 10% relative to the European Union euro over the term of the notes. Accordingly, the exchange rate performance is less than zero. Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $1,000 principal amount of the notes.

     You can review a table of historical high, low and quarter-end daily European Union euro/Japanese yen exchange rate (expressed as the number of units of Japanese yen per one European Union euro) for each calendar quarter in the period from January 1, 2002 through February 21, 2007, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information.”

RISK FACTORS

     The notes are not secured debt and investing in the notes is not equivalent to investing directly in the Japanese yen or the European Union euro. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Unlike ordinary senior notes, the notes do not pay interest	The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the supplemental redemption amount due at maturity, which may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the performance of the Japanese yen relative to the European Union euro.

The notes may not pay more than the principal amount at maturity	If the Japanese yen does not strengthen relative to the European Union euro and the exchange rate performance is, therefore, zero or less, no supplemental redemption amount will be paid and you will receive only the principal amount of $1,000 for each note you hold at maturity.

Your return will be affected by the risks related to the European Union euro/Japanese yen exchange rate

Fluctuations in the exchange rate between the European Union euro and the Japanese yen will affect the value of the notes.

The exchange rate between the European Union euro and the Japanese yen is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan and Europe (particularly member nations of the European Union which are part of the euro zone), including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

existing and expected rates of inflation,

existing and expected interest rate levels,

the balance of payments, and

the extent of governmental surpluses or deficits in Japan and in Europe (particularly member nations of the European Union which are part of the euro zone).

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union, Japan, the governments of the European Union member nations, particularly those which are part of the euro zone, and other countries important to international trade and finance.

You can review a table of historical high, low and quarter-end daily European Union euro/Japanese yen exchange rate (expressed as the number of units of Japanese yen per one European Union euro) for each calendar quarter in the period from January 1, 2002 through February 21, 2007, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information.”

You cannot predict the future performance of the Japanese yen relative to the European Union euro based on its historical performance. In addition, there can be no assurance that the Japanese yen will strengthen relative to the European Union euro, or that the exchange rate performance will be positive. If the exchange rate performance is zero or less, you will receive at maturity only the principal amount with respect the notes you hold.

The notes will not be listed	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Market price of the notes will be influenced by many unpredictable factors	Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market. As noted above, we expect that the exchange rate of the Japanese yen for the European Union euro on any day will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include:

•	the volatility (frequency and magnitude of changes in value) of the Japanese yen relative to the European Union euro,

•	interest and yield rates in the U.S. market, the European Union and Japan,

•	geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the European Union euro, the Japanese yen or currencies markets generally and that may affect the final exchange rate,

•	the time remaining to the maturity of the notes, and

•	our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the principal amount if at the time of sale the Japanese yen has not strengthened or has weakened relative to the European Union euro or if interest rates rise.

Intervention in the currency markets by Japan, the European Union, or its member states could materially and adversely affect the value of the notes	Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country (or economic region, in the case of the European Union euro). Foreign exchange rates can be fixed by the government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including Japan, the European Union and its member states, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the notes in the event that any floating exchange rate should become fixed or any fixed exchange rate should be allowed to float. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the European Union euro or Japanese yen, or any other currency.

A weakening in the exchange rate of the Japanese yen relative to the European Union euro will have a material adverse effect on the value of the notes and the return on an investment in the notes.

Even though currencies trade around-the-clock, the notes will not	The Interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes, if any trading market develops, will not conform to the hours during which the Japanese yen and the European Union euro are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the exchange rate used to calculate the supplemental redemption amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices	Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Suspension or disruptions of market trading in the Japanese yen and/or the European Union euro may adversely affect the value of the notes

The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the European Union euro/Japanese yen exchange rate and, therefore, the value of the notes.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the notes.

As calculation agent, MSCS. will determine the initial exchange rate, the final exchange rate and the exchange rate performance, and calculate the supplemental redemption amount, if any, you will receive at maturity. Determinations made by MSCS, in its capacity as calculation agent, including with respect to the calculation of the exchange rate in the event of a discontinuance of reporting of the exchange rate, may affect the payout to you at maturity. See the sections of this pricing supplement called “Description of Notes—Exchange Rate.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes. The subsidiaries through which we hedge our obligations under the notes expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the exchange rate

MS & Co. and other affiliates of ours will carry out hedging activities related to the notes (and possibly to other instruments linked to the Japanese yen or the European Union euro), including trading in forward and options contracts on the Japanese yen and the European Union euro as well as in other instruments related to the Japanese yen or the European Union euro. MS & Co. and some of our other subsidiaries also trade the Japanese yen and the European Union euro and other financial instruments related to the Japanese yen or the European Union euro on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the day we price the notes for initial sale to the public could potentially decrease the initial exchange rate (i.e. cause the Japanese yen to strengthen relative to the European Union euro) and, as a result, could decrease the exchange rate at which the Japanese yen must close on the valuation date before you receive a payment at maturity that exceeds the $1,000 principal amount of the notes. Additionally, such hedging or trading activities on any day prior to the original issue date on which we increase the aggregate principal amount of the notes, or during the term of the notes could potentially affect the European Union euro/Japanese yen exchange rate on the valuation date and, accordingly, the amount of cash you will receive at maturity.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Notes” refers to each $1,000 principal amount of any of our 96% Protected Currency-Linked Notes Due March 16, 2009, Based on the Performance of the European Union Euro/Japanese Yen Exchange Rate. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Original Issue Date (Settlement Date )	March , 2007

Maturity Date	March 16, 2009

Valuation Date	March 5, 2009, the seventh Business Day prior to the Maturity Date.

Interest Rate Specified Currency CUSIP Number Minimum Denominations Issue Price Maturity Redemption Amount

None

U.S. dollars

617446F61

$1,000

$1,000 (100%)

At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 principal amount of each Note an amount in cash equal to $1,000 plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 principal amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Supplemental Redemption Amount

The Supplemental Redemption Amount will equal (i) $1,000 times (ii) the Exchange Rate Performance times (iii) the Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero. The Calculation Agent will calculate the Supplemental Redemption Amount on the Valuation Date.

Exchange Rate Performance	The Exchange Rate Performance is a percentage, whether positive or negative, described by the following formula:

Initial Exchange Rate – Final Exchange Rate

Initial Exchange Rate

Participation Rate	The Participation Rate is expected to be 75% to 85%, and will be determined on the day we price the Notes for initial sale to the public.

Exchange Rate

Exchange Rate means, on any day, the rate for conversion of the Japanese yen into European Union euros (expressed as the number of units of Japanese yen per one European Union euro) as determined by reference to the rate displayed on the Reuters Page on such day, as determined by the Calculation Agent; provided that (i) if no such rate is displayed on such Reuters Page for such day, or (ii) the Calculation Agent determines in good faith that the rate so displayed on such Reuters Page is manifestly incorrect, the Exchange Rate will equal the arithmetic mean, as determined by the Calculation Agent, of the firm quotes of exchange rates for conversion of the Japanese yen into European Union euros determined by at least five independent leading dealers, selected by the Calculation Agent (the “Reference Dealers”) in the underlying market for the Japanese yen taking into consideration the latest available quote for such exchange rate and any other information deemed relevant by such Reference Dealers; provided further that if (i) the difference between the highest and lowest exchange rates for conversion of the Japanese yen determined by the Reference Dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (ii) the Calculation Agent is unable to obtain five such quotes from the Reference Dealers on such date for any reason, the Exchange Rate shall be the exchange rate as determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by the Calculation Agent.

Quotes of MSCS or any of its affiliates may be included in the calculation of any mean described above, but only to the extent that any such bid is the highest of the quotes obtained.

Initial Exchange Rate	, the Exchange Rate on the day we price the Notes for initial sale to the public.

Final Exchange Rate	The Exchange Rate on the Valuation Date as determined by the Calculation Agent.

Book Entry Note or Certificated Note

Book Entry. The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Notes. Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Securities Offered on a Global Basis Through the Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Reuters Page	The display page “WMRSPOT40” on the Reuters Monitor Money Rates Service (“Reuters”) or any other display page that may replace that display page on Reuters and any successor service thereto.

Alternate Exchange Calculation
in Case of an Event of Default

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes (the “Acceleration Amount”) will be equal to $1,000 plus the Supplemental Redemption Amount, if any, determined as though the Exchange Rate on the Valuation Date were the Exchange Rate on the date of acceleration.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent

Morgan Stanley Capital Services Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Exchange Rate, the Exchange Rate Performance and the Supplemental Redemption Amount, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Exchange Rate, the Exchange Rate Performance and the Supplemental Redemption Amount. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Information

The following table sets forth the published high, low and end of quarter daily European Union euro/Japanese yen exchange rate, expressed as the number of units of Japanese yen per one European Union euro, for each calendar quarter from January 1, 2002 to February 21, 2007, as published by Bloomberg Financial Markets for such periods. As set forth in the following table, a high exchange rate for a given quarter indicates a weakening of the Japanese yen relative to the European Union euro, while a low exchange rate indicates a relative strengthening of the Japanese yen relative to the European Union euro. The graph following the table sets forth the historical performance of the European Union euro/Japanese yen exchange rate for the same period, expressed as the number of units of Japanese yen per one European Union euro. We obtained the information in the table and graph from Bloomberg Financial Markets, without independent verification. In addition, the daily exchange rates published by Bloomberg Financial Markets may differ from the Exchange Rate as determined on the Reuters Page pursuant to “Exchange Rate” above. We will not use Bloomberg Financial Markets to determine the applicable Exchange Rate. The historical rates and performance of the European Union euro/Japanese yen exchange rate as set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the Exchange Rate Performance will be greater than zero or that the Japanese yen will appreciate relative to the European Union euro over the term of the notes so that you will receive any Supplemental Redemption Amount.

European Union Euro/Japanese Yen
Historical High, Low and Period End Exchange Rates
January 1, 2002 through February 21, 2007
(expressed as units of Japanese yen per European Union euro)

	High	Low	Period End

2002
First Quarter	119.37	112.41	115.67
Second Quarter	119.14	114.26	118.58
Third Quarter	121.24	114.83	120.18
Fourth Quarter	125.14	120.50	124.19
2003
First Quarter	130.54	124.43	129.20
Second Quarter	140.64	128.03	137.91
Third Quarter	138.11	125.73	129.98
Fourth Quarter	135.00	124.95	134.26
2004
First Quarter	138.55	128.29	128.74
Second Quarter	137.49	126.05	132.67
Third Quarter	137.29	131.75	136.85
Fourth Quarter	141.30	134.27	140.54
2005
First Quarter	140.15	133.13	138.89
Second Quarter	139.99	130.98	134.28
Third Quarter	138.54	132.84	136.51
Fourth Quarter	143.25	136.02	139.48
2006
First Quarter	143.36	137.55	142.71
Second Quarter	146.37	141.13	146.37
Third Quarter	150.42	145.52	149.76
Fourth Quarter	157.13	148.96	157.13
2007
First Quarter (through
February 21, 2007)	158.90	154.25	158.90

Japanese Yen (Units per European Union Euro)

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries. The original issue price of the Notes includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the day we price the Notes for initial sale to the public, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking positions in forwards, futures and options contracts on the Japanese yen and European Union euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging. Such purchase activity could potentially decrease the European Union euro/Japanese yen exchange rate (i.e. cause the Japanese yen to strengthen relative to the European Union euro), and, therefore, decrease the exchange rate at which the Japanese yen must close on the Valuation Date before you would receive at maturity a payment that exceeds the principal amount of the Notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the Valuation Date, by purchasing and selling the Japanese yen or European Union euro or forwards or options contracts on the Japanese yen and European Union euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging activities, including by selling any such currencies or instruments on the Valuation Date. We cannot give any assurance that our hedging activities will not affect the value of the European Union euro/Japanese yen exchange rate and, therefore, adversely affect the value of the Japanese yen on the Valuation Date or the payment that you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution

Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may allow a concession not in excess of 2% per Note to other dealers, which may include Morgan Stanley DW, Inc., Morgan Stanley & Co. International Limited and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the Notes distributed by such dealers. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on March      , 2007, which will be the scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account. The Agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

ERISA Matters for Pension Plans
and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may be each considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so-called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company). Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or similar regulations applicable to governmental or church plans, as described above. The sale of any Notes to any Plan investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that such an investment is appropriate for Plan investors generally or any particular Plan investor.

United States Federal Income Taxation

The U.S. federal income tax treatment of the Notes to a U.S. Holder will depend on whether the “denomination currency” (as defined in the applicable Treasury regulations) of the Notes is the U.S. dollar. We have determined that the denomination currency of the Notes is the U.S. dollar. Accordingly, the Notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments. The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

Please read the discussions in the Tax Disclosure Sections of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the Notes on a constant yield basis in each year that they hold the Notes, even though no stated interest will be paid on the Notes. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will generally be treated as ordinary income.

The rate of accrual of OID on the Notes is the “comparable yield” as described in the Tax Disclosure Sections of the accompanying prospectus supplement. If the Notes were priced on February 22, 2007, the comparable yield would be an annual rate of 5.1565% compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1000) consists of a projected amount equal to $1107.3570 due at maturity. However, the comparable yield and the projected payment schedule of the Notes will be determined on the pricing date and may be different than the comparable yield and the projected payment schedule set forth above. The actual comparable yield and the projected payment schedule of the Notes as of the pricing date will be provided in the final pricing supplement.

Based on the comparable yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through June	$15.8992	$15.8992
30, 2007
July 1, 2007 through December	$26.1924	$42.0916
31, 2007
January 1, 2008 through June	$26.8677	$68.9594
30, 2008
July 1, 2008 through December	$27.5604	$96.5198
31, 2008
January 1, 2009 through March	$10.8372	$107.3570
9, 2009

This table will be updated in the final pricing supplement using the actual comparable yield determined on the pricing date.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ OID accruals and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the Notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the Notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.